India Globalization Capital, Inc. 4336 Montgomery Avenue, Bethesda, Maryland 20814 Phone: 301-983-0998 Fax: 240-465-0273 NYSE American: IGC

Mr. Ram Mukunda Chief Executive Officer ram@igcinc.us
September 15, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re:      Filing of Preliminary Proxy Statement
            India Globalization Capital, Inc.
            Commission File No. 001-32830
Ladies and Gentlemen:
On behalf of India Globalization Capital, Inc., a Maryland corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, one copy of the Company’s preliminary proxy statement and form of proxy (the “Proxy Material”), which will be distributed to the holders of the Company’s Common Stock in connection with its Joint Annual Meeting of Stockholders scheduled to be held on [            ], 2017, in Reston, Virginia (the “Annual Meeting”).  The Proxy Material includes a cover page in the form specified in Schedule 14A.
The Company anticipates distributing to its stockholders the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017, together with the Proxy Material in satisfaction of the requirement of Rule 14a-3. The Company’s financial statements in such Annual Report reflect no change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices. The Proxy Material is the only soliciting material that will be furnished to the Company’s stockholders in connection with the Annual Meeting.
Please address any comments or questions that you may have concerning the Proxy Material to me, to Mr. Ram Mukunda, the Company’s Executive Chairman or to Ms. Claudia Grimaldi, the Company’s acting Corporate Secretary.
Very truly yours,
/s/ Ram Mukunda
Ram Mukunda